[HAMPTON ROADS BANKSHARES, INC. LETTERHEAD]

November 12, 2009

VIA FACSIMILE AND EDGAR

Jessica Livingston, Esq.

Senior Attorney-Advisor

Mail Stop 4720

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Hampton Roads Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 30, 2009
File No. 0-32968

Dear Ms. Livingston:

Attached please find our response to the Staff’s comments contained in your letter of November 9, 2009, following up on comments regarding Hampton Roads Bankshares’ Preliminary Proxy Statement on Schedule 14A. For ease of reading, the Staff’s comments are bolded and our replies are following in a different indent.

In responding to the Staff’s comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response or need further information, please feel free to contact our outside counsel, William A. Old, Jr. at (757) 622-3366 or S. Scott Lieberman at (757) 629-0610.

Sincerely,

/s/ John A.B. Davies, Jr.
John A.B. Davies, Jr. President and Chief Executive Officer

cc:	Justin Dobbie, Esq.

Hampton Roads Bankshares, Inc.

Response to Staff Comment Letter, dated November 9, 2009

Preliminary Proxy Statement on Schedule 14A

How do I vote by proxy?, page 2

1.	Please expand to address internet and phone voting procedures.

RESPONSE: We have revised the disclosure on page 2 to address the Internet and telephone phone voting procedures.

The Proposed Exchange Offers, page 5

2.	Referencing the current market price for the company’s shares, revise to set forth (i) a hypothetical example of the volume weighted average price per common share calculated in the manner set forth in the disclosure, (ii) the corresponding exchange ratio and, (iii) the potential number of shares issuable as of the most recent practicable date prior to the mailing of the proxy materials.

RESPONSE: We have revised the table on page 7 to provide a hypothetical example tied to the market price of the Company’s common stock as of November 6, 2009 as requested.

Reasons against the Exchange Offers, page 8

3.	Please review this section to add a table that quantifies the percentage of the company’s common stock that will be owned by the holders of the preferred stock subject to the exchange offers and the existing holders of the company’s common stock following the consummation of the offers.

RESPONSE: We have added a table on page 10 that quantifies the percentage of the company’s common stock that will be owned by the holders of the preferred stock subject to the exchange offers and the existing holders of the company’s common stock following the consummation of the offers.

4.	Please revise the pro forma tangible book value per common share table to correct the preferred stock exchange ratios in the column that assumes a $3.00 price per share of common stock. Please also disclose, by footnote or otherwise, the market price of the company’s common stock as of the latest practicable date.

RESPONSE: We have revised the pro forma tangible book value table to correct the typographical error related to the preferred stock exchange ratios contained in the column that assumes a $3.00 price per share of common stock. We have also disclosed the market price of the company’s common stock as of the latest practicable date.

Pro Forma Financial Information, page 12

5.	Please revise your pro forma financial information presentation to include pro forma condensed statements of income or tell us why you are not required to do so.

RESPONSE: We have added a pro forma income statement on page 16. Note that no pro forma income statement for the fiscal year ended December 31, 2008 has been presented because the outstanding shares of Series A Preferred Stock and Series B Preferred Stock subject to the exchange offers were not issued until December 31, 2008, the last day of the year. As a result, the Exchange Offers would have had no pro forma effect had they occurred in 2008 because Item 11 of Regulation S-X and Division of Corporation Finance Financial Reporting Manual Section 3230.3 require that you compute pro forma adjustments assuming that the transactions occurred at the beginning of the fiscal year being presented.

6.	Please review to explain the basis for your decision to assume a VWAP $2.00 for purposes of your pro forma financial information presentation.

RESPONSE: The Company decided to assume a VWAP of $2.00 because it closely approximated the average of the closing price of the Company’s common stock in the week preceding the filing of the proxy statement. This amount also falls directly in the middle of the range of hypothetical VWAPs disclosed in the proxy statement. This has been noted on page 16 of the proxy statement.

7.	Please tell us if the exchange offers will include a minimum tender condition. If so, please consider revising to include the pro forma financial information on a minimum and maximum basis.

RESPONSE: We hereby supplementally advise you that the exchange offers will not include a minimum tender condition.

Description of the Capital Stock of the Company, page 15

8.	We note that you incorporate a description of the outstanding capital stock of the company by reference only in the manner and to the extent specifically permitted in the items of Schedule 14A. Please revise to include the information required by Item 202 of Regulation S-K in the proxy statement. Refer to Note D and Item 11(b) of Schedule 14A.

RESPONSE: The proxy statement has been revised to include a description of the outstanding capital stock of the Company.

Where You Can Find More Information, page 23

9.	We note that you incorporate certain information by reference to previously-filed documents. Please confirm that the proxy statement will be sent to security holders no later than 20 business days prior to the date of the special meeting. Refer to Note D.3 to Schedule 14A.

RESPONSE: The proxy statement has been revised to attach annexes containing all of the information required to be included in the proxy statement that was previously incorporated by reference. As a result, the 20 business day period referenced in comment #9 is no longer applicable.

10.	We note that you incorporate by reference more information than is required by Item 13(a) of Schedule 14A. Please revise to incorporate by reference only the information required by Item 13(a). Refer to Note D to Schedule 14A.

RESPONSE: The proxy statement has been revised to attach annexes containing all of the information required to be included in the proxy statement that was previously incorporated by reference. Such information is contained in Annexes B-E. As such, we believe that this comment has become moot.

11.	Please tell us if the company is incorporating information by reference in reliance on Item 13(b)(1) or (2) of Schedule 14A. If the company is relying on Item 13(b)(1), please provide us the basis for your determination that the company meets the requirements of Note E to Schedule 14A, including, in particular, the aggregate market value requirement of General Instruction I.B.1 of Form S-3. If the company is relying on Item 13(b)(2), please confirm your understanding and revise the proxy statement to disclose that the reports or statements from which the information is incorporated by reference will be delivered to security holders with the proxy statement. Please also note that you may only elect to update the information so incorporated by reference to information in subsequently-filed documents if you are relying on Item 13(b)(1).

RESPONSE: The Company is no longer incorporating documents by reference in the proxy statement. The proxy statement has been revised to attach annexes containing all of the information required to be included in the proxy statement that was previously incorporated by reference. As such, we believe that this comment has become moot.

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